FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 August 2010

ANNOUNCEMENT

HSBC Holdings plc has entered into exclusive discussions with Old Mutual plc about the possible acquisition of a majority stake in
Nedbank Group Limited
,
South Africa's fourth
largest banking group by total assets.

The discussions are ongoing and if successfully concluded would be conditional on, among other matters, obtaining the necessary regulatory approvals.

Further announcements will be made in due course as appropriate.

Media inquiries to:

Paul Harris	+44 (0) 20 7992 2045 +44 (0) 7554 113 503	paul1.harris@hsbc.com
Gareth Hewett	+ 852 6792 8195	garethhewett@hsbc.com.hk
Robert Bailhache FD	+44 (0) 20 7269 7200 +44 (0) 7771 565 659	robert.bailhache@fd.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, North America, Latin America and the Middle East. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 23 August, 2010